

January 9, 2012

<u>Via E-mail</u>
Mr. John Koelmel
President and Chief Executive Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

      Re: First Niagara Financial Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 1, 2011
              Form 10-Q for the Fiscal Quarter Ended September 30, 2011
              Filed November 9, 2011
              File No. 000-23975

Dear Mr. Koelmel:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2011</u>

<u>Note 1. Acquisitions, page 8</u>

1.   We note that you acquired NewAlliance Bancshares, Inc. and Harleysville National Corporation during 2011 and 2010, respectively. It also appears based upon your disclosures that you accounted for all of the loans acquired pursuant to ASC 310-30. In order to further understand your accounting in this regard, please tell us and revise your

footnotes in future filings to provide an expanded discussion of how you applied ASC 310-30 to all of the loans acquired in each of these acquisitions in addition to addressing the following:

- Tell us in detail and revise future filings to discuss how you determine whether an acquired loan has evidence of deterioration in credit quality and is in the scope of ASC 310-30.

- Tell us in detail and revise your future filings to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to ASC 310-30. Provide us with the parameters for each of the pools created for loans acquired in these two transactions and any other loans where you analogized to this accounting model.

- Tell us in detail and revise your future filings to separately identify your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired purchased loans that you analogized to ASC 310-30.

Note 3. Loans and Leases, page 18

2.   We note from your disclosure on page 18 that you have home equity loans totaling $2.1 billion and $1.5 billion as of September 30, 2011 and December 31, 2010, respectively. We also note your disclosure on page 29 of refreshed FICO scores for your home equity loan portfolio that you provide as a credit quality indicator. Please tell us in further detail and revise your future filings to explain how you determine your allowance for loan losses for these loans, including but not limited to your utilization of FICO scores. Please also tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the allowance for loan losses for your second lien portfolio.

3.   We note your disclosure on page 18 that your loan portfolio is made up of two segments, commercial loans and consumer loans. We also note that there are differing types of loans and related credit risks inherent of the classes of financing receivables (i.e. commercial real estate, commercial – business) that comprise these two loan segments. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary and would not benefit readers of your financial statements. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. At a minimum, we believe that disaggregated disclosure of the activity in your allowance for loan losses and related recorded investment of the associated loans by portfolio segment as disclosed on pages 19 -20 should be revised to provide disaggregated information for each of your classes of

financing receivables consistent with the level of detailed information provided elsewhere in this footnote. Please provide us with your proposed disclosures to be included in your Form 10-K for the fiscal year ended December 31, 2011.

4.   We note your disclosure on page 21 that modifications made to restructured loans typically consist of an extension of payment terms or providing for a period with interest-only payments with deferred principal payments. Please revise your future filings to quantify your troubled debt restructurings disaggregated by each of concession granted for each period presented pursuant to ASC 310-10-50-33(a)(1).

5.   As a related matter we note your disclosure on page 22 that for the nine months ended post-modification balances approximate pre-modification balances. Please explain further why your post-modification allowance for loan losses decreased considering charge-offs as a result of these restructurings were not significant in addition to the increased credit risk associated with these restructured loans.

6.   We note disclosure on page 28 that the credit quality indicators for your commercial loan portfolio segment are based upon your internal loan grading system. Please revise your future filings to disclose this information disaggregated by each of your eight internal loan classifications as provided on page 10 of your Form 10-K for fiscal year ended December 31, 2010.

7.   Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Selected Financial Data, page 46

8.   Please revise the Asset Quality section of your Selected Financial Data in future filings to separately disclose the asset quality ratios for your legacy loan portfolio. Since you have entered into two significant acquisitions in 2010 and 2011 which have no related allowance for loan losses related to these loans as of September 30, 2011, we believe exclusion of these acquired loan amounts from your ratios would provide for more meaningful disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief